EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	2009		2008		2007		2006		2005

EARNINGS
Pre-tax income (loss)
from continuing operations	$31,645		$28,543		$22,768		$8,543		$(2,206)
Fixed charges	11,565		12,465		12,977		14,651		17,231
Total	$43,210		$41,008		$35,745		$23,194		$15,025

FIXED CHARGES
Interest expense and amortization of
debt discount and premium on all
indebtedness	$9,792		$10,883		$11,732		$13,521		$16,111
Interest portion of rental expense	1,773		1,582		1,245		1,130		1,120
Total fixed charges	$11,565		$12,465		$12,977		$14,651		$17,231

Ratio of earnings to fixed
charges	3.7	x	3.3	x	2.8	x	1.6	x	(A)

(A) Earnings were insufficient to cover fixed charges by $2.2 million in 2005.